Notice and Access Notice

Date: September 12, 2017 Time: 9:00 am (Pacific Time) Place: Terminal City Club 837 West Hastings Street, Vancouver, British Columbia

AGENDA

1.	Financial Statements and Auditors’ Report: To receive the audited financial statements of Gold Standard Ventures Corp. (the “Company”) for the fiscal year ended December 31, 2016 and the report of the auditor on those statements.

2.	Number of Directors: To set the number of directors for the ensuing year at six (6). See “Part 3 - The Business of the Meeting – Set Number of Directors” in the information circular of the Company dated August 1, 2017 (the “Information Circular”) for details.

3.	Election of Directors: To elect directors for the ensuing year. See “Part 3 - The Business of the Meeting – Election of Directors” in the Information Circular.

4.	Appointment of Auditor: To appoint Davidson & Company LLP, Chartered Professional Accountants, as the auditor of the Company for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor. See “Part 3 – The Business of the Meeting – Appointment of the Auditor” in the Information Circular for details.

5.	Shareholder Rights Plan: To consider and, if thought advisable, pass an ordinary resolution to confirm and approve a shareholder rights plan for the Company. See “Part 3 – The Business of the Meeting – Approval of Shareholder Rights Plan” in the Information Circular for details.

6.	Restricted Share Unit Award Plan: To consider and, if thought advisable, pass an ordinary resolution to confirm and approve a restricted share unit award plan for the Company. See “Part 3 – The Business of the Meeting – Approval of Restricted Share Unit Award Plan” in the Information Circular for details.

7.	Stock Option Plan: To consider, and if thought advisable, pass an ordinary resolution to amend, confirm and approve the Company’s existing stock option plan. See “Part 3 – The Business of the Meeting – Amendment and Approval of Stock Option Plan” in the Information Circular for details.

8.	Other Business: To transact such other business as may properly come before the meeting or any adjournments thereof.

Notice-and-access: This Notice of Meeting is prepared under the notice-and-access rules under National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer. Notice-and-access is a set of rules intended to reduce the volume of materials that must be physically mailed to shareholders by allowing issuers to post the Information Circular and additional materials online. Materials may be delivered electronically to shareholders. Please call the Company’s toll free at +1(844) 669-5702 if you have any questions about notice-and-access.

Meeting Materials: The Information Circular, audited financial statements and management discussion and analysis and additional materials (the “Meeting Materials”) are available on the Company’s profile on SEDAR at www.sedar.com, on the Company’s website at www.goldstandardv.com and at www.envisionreports.com/gsvagm2017 as of August 4, 2017. The Meeting Materials will also be available on the United States Securities and Exchange Commission website at www.sec.gov as of August 4, 2017. Shareholders are reminded to review these online materials before voting. Shareholders may obtain paper copies of the Meeting Materials by using the control number as it appears on the proxy or voting instruction form (“VIF”):

a)	for holders with a 15 digit control number, you may request materials by calling toll free, within North America – +1(866) 962-0498 or direct, from outside North America – (514) 982-8716, and entering your control number as indicated on your proxy or VIF; and

b)	for holders with a 16 digit control number, you may request materials by calling toll free, within North America – +1(844) 669-5702 or direct, from outside North America – (604) 687-2766, and entering your control number as indicated on your VIF.

Meeting Materials will be sent to you at no cost within three business days of receipt of your request, if such request is made before the meeting. To ensure that you receive the Meeting Materials in advance of the voting deadline and meeting date, all requests must be received no later than September 1, 2017.

If you do request paper copies of the Meeting Materials, please note that another proxy/VIF will not be sent and you should retain your current one for voting purposes.

To obtain paper copies of the Meeting Materials after the meeting date, please contact +1(844) 669-5702.

Proxy:

Registered holders: If you are not attending the meeting, you can submit your proxy as follows:

a)	By Mail: Sign, date and return the enclosed proxy to Computershare Trust Company of Canada (“Computershare”) at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department;

b)	By Telephone: Call +1(866) 732-VOTE (8683) and follow the prompts; and

c)	On the Internet: Go to www.investorvote.com and follow the instructions.

A proxy must be received by 9:00 a.m. (Pacific Time) on September 8, 2017.

Non-registered holders: If you are not attending the meeting, use the VIF provided by your intermediary (bank, trust company or broker) and return it as early as practicable to ensure that it is transmitted on time (see the VIF for details). It must be received by your intermediary with sufficient time for them to file a proxy by the deadline noted above.

Voting in Person: For registered holders, if you plan to attend the meeting, you must register with Computershare when you arrive at the meeting to have voting rights at the meeting. For non-registered holders, if you plan to attend the meeting, you must appoint yourself in the space provided in the VIF and register with Computershare when you arrive at the meeting to have voting rights at the meeting.

Further information on voting can be found under the headings “Part 1 – Voting – Registered Shareholders” and “Part 1 – Voting – Non-Registered Shareholders” in the Information Circular.

Vancouver, British Columbia	BY ORDER OF THE BOARD
August 1, 2017
(signed) Jonathan T. Awde
Jonathan T. Awde
President and Chief Executive Officer